UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934.

(Amendment No. 3)

THERAGENICS CORPORATION®
(Name of Filing Persons (Issuer and Offeror))

Common Stock, $0.01 par value
(Title of Class of Securities)

883375107
(CUSIP Number of Class of Securities)

M. Christine Jacobs
Chief Executive Officer
Theragenics Corporation
5203 Bristol Industrial Way
Buford, Georgia 30518
(770) 271-0233
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Rick Miller
Eliot Robinson
Bryan Cave LLP
1201 W. Peachtree St., 16th Floor
Atlanta, Georgia 30309
Tel: (404) 572-6600

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$10,000,000	$1,146.00

*
Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.

**
Previously Paid.  The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $114.60 per million of the aggregate amount of transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,146.00
Form or Registration No.:	Schedule TO
Filing Party:	Theragenics Corporation
Date Filed:	June 12, 2012
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

SCHEDULE TO

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”) originally filed with the United States Securities and Exchange Commission by Theragenics Corporation (“Theragenics” or the “Company”) on June 12, 2012, as amended by Amendment No. 1 on June 22, 2012 and Amendment No. 2 on July 12 (together with the Original Schedule TO, the “Schedule TO”), in connection with the Company’s offer to purchase shares of its common stock, par value $0.01, for an aggregate purchase price of up to $10 million, at a price not less than $2.00 or greater than $2.40 per share, to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase.

This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO, the Offer to Purchase dated June 12, 2012 and the Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

ITEM 11.    ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On July 17, 2012, the Company issued a press release announcing the final results of the offer, which expired at 5:00 p.m., New York time, on Wednesday, July 11, 2012. A copy of the press release is filed herewith as Exhibit (a)(5)(E) and is incorporated herein by reference.

ITEM 12.    EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

Exhibit Number	Document
(a)(5)(E)	Press Release Announcing Final Results of the Tender Offer dated July 17, 2012.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Theragenics Corporation

Dated: July 18, 2012	By:	/s/ M. Christine Jacobs
Name: M. Christine Jacobs
Title: Chief Executive Officer